July 2, 2014

SUBMITTED VIA EDGAR

Jerard Gibson

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C.  20549-1090

Re:                              Ashford Inc.

Amendment No. 1 to Registration Statement on Form 10-12(b)

Filed May 14, 2014

File No. 001-36400

Dear Mr. Gibson:

Ashford Inc. has received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 6, 2014 with respect to its Registration Statement on Form 10 (001-36400) that was filed on May 14, 2014 (the “Registration Statement”).  On behalf of Ashford Inc., we respectfully submit the responses below to your comment letter.  To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

General

1.                                      We continue to review your response to comment 1 of our letter dated May 8, 2014. We may have further comment.

We acknowledge your continued review of the prior response and reiterate Ashford’s position that the enhanced growth opportunities, increased transparency, tailored capital structure and investment choice afforded to investors as a result of this separation transaction satisfies the valid business purpose test set forth in Staff Legal Bulletin No. 4 (Sept. 16, 1997).

2.                                      Please update the financial statements of Ashford Advisor in accordance with Rule 3-12 of Regulation S-X.

The financial statements have been updated to include financial information for the period ended March 31, 2014, as required by Rule 3-12 of Regulation S-X.

Information Statement Summary

Our Company, page 1

3.                                      You disclose that you may also perform similar functions for new or additional platforms, including Ashford Trust’s investment securities subsidiary. Please provide us with details regarding this subsidiary and tell us if this subsidiary will be included in the spin-off. In this regard, we note, per review of the publicly available presentation materials from your Investor & Analyst Day in May 2014, that Ashford Investment Management is a private subsidiary of Ashford, Inc. We also note discussion of your plans for and history of this entity and the business line in the publicly available webcast of that presentation. Please reconcile the statements in your filing to your public statements and expand the disclosure in this filing, where applicable, to discuss this entity and business line and to clarify the role in the spin-off.

We have added additional disclosure related to the anticipated investment securities platform to clarify the anticipated structure of the new entity and business line, consistent with the discussion in the Investor & Analyst Day materials and webcast.  The fund has not yet been created, and it is not intended for investments in the fund to be publicly offered now or at any time in the future.  Accordingly, we do not deem it appropriate to provide any further disclosure related to this proposed fund at this time.  Ashford Investment Management is intended to be the advisor to the fund.  We do note that the reference to Ashford Investment Management as a private subsidiary of Ashford Inc. in the presentation materials was meant to indicate where this entity is intended to operate after its formation and post-spin-off and that any hedge fund it may advise will not be a public entity.

Our Competitive Strengths, page 3

4.                                      Please provide us support for your figures represented here as well as your assertion that returns of your management team are the highest within the publicly-traded lodging real estate sector. We may have further comments.

Ashford Trust’s total return to stockholders during the period from its initial public offering through March 31, 2014 was calculated based on the stock price of Ashford Trust common stock as of such dates, as adjusted by Bloomberg for (i) cash dividends, by assuming that all such cash dividends were reinvested in Ashford Trust common stock, and (ii) stock dividends (e.g., the distribution of the common stock of Ashford Hospitality Prime, Inc. to the common stockholders of Ashford Trust in November 2013), by adjusting the price for the value of such dividends (together, the “Stock Price Adjustments”).  After giving effect to the Stock Price Adjustments, the adjusted stock price of Ashford Trust common stock as provided by Bloomberg was $6.0395 per share on August 25, 2003 and $19.2952 on March 31, 2004, which represented an increase of 219.5% during such period.

Ashford Trust’s total return to stockholders during the period from January 1, 2009 through March 31, 2014 was calculated based on the stock price of Ashford Trust common stock as of such dates, as adjusted for the Stock Price Adjustments.  After giving effect to the Stock Price Adjustments, the adjusted stock price of Ashford Trust common stock as provided by Bloomberg was $1.3388 per share on January 2, 2009 and $19.2952 on March 31, 2004, which represented an increase of 1,341.2% during such period.

The statement in the information statement that “since January 2009, Ashford Trust has generated the highest total return to stockholders of all publicly-traded lodging REITs that existed throughout that period” is based on an analysis of the total return to stockholders (calculated in the same manner set forth above) for each publicly-listed REIT that existed throughout the period from January 1, 2009 through March 31, 2014.  The following list includes the stock ticker for each such publicly-listed REIT and the total return to stockholders based on the stock price of such entity after giving effect to the Stock Price Adjustments as provided by Bloomberg during such period:

DRH	168.0%
FCH	392.5%
HST	186.0%
HT	173.2%
LHO	203.7%
SHO	133.8%
BEE	525.1%
RHP	343.5%

The company has prepared a spreadsheet that includes the adjusted stock price data provided by Bloomberg that was used to make the calculations set forth above.  Please advise if you would like for us to separately send you a copy of such spreadsheet.

Our History and Relationship with Ashford Trust and Ashford Prime, page 4

5.                                      Please expand the disclosure in the second full paragraph on page 5 regarding the incentive fee to clarify that such fee would not have been earned in 2013 as result of total stockholder return performance figures, consistent with your disclosure on page F-7 in the pro forma footnotes.

We previously disclosed the estimated 2013 base fees as well as the lack of an incentive fee in 2013 in the chart immediately following the paragraph you have referenced, under the headings “Base Fee” and “Incentive Fee.”  We have duplicated that disclosure to address your comment and specifically to expand the disclosure in the paragraph you have identified, both on page 5 (third full paragraph) and page 95 (last paragraph).

Selected Historical and Pro Forma Financial Information, page 18

6.                                      We note your response to comment 6 of our letter dated May 8, 2014. Please expand the disclosure in footnote (1) on page 19 to discuss the basis for your range of the anticipated amount of salaries and benefits going forward. Also, tell us in more detail and disclose the basis for the historical amounts allocated to Ashford Inc. for salaries and benefits and General and administrative expenses; explain to us how you determined that certain expenses were not related to Ashford Advisor.

We have removed footnote (1) on pages 20, 68 and 73 as it is no longer applicable subsequent to the revision to the pro forma financial statements discussed above.  Additionally, we have expanded the “Salaries and Benefits” and “General and Administrative Expense” sections of “Note 2. Significant Accounting Policies” included in the footnotes to the combined financial statements of Ashford Advisor to more thoroughly discuss the basis for the allocations.

Management of Ashford Inc. applied the guidance in Staff Accounting Bulletin Topic 1B to determine the allocation of costs reflected in the historical carve-out financial statements of Ashford Inc.  In determining the costs to include in the Ashford Inc. carve-out financial statements, management evaluated all of the corporate expenses of Ashford Trust to determine whether the costs were associated with its asset management business or were associated with the hotel operations of Ashford Trust. Management concluded that the methods used to allocate Ashford Trust’s costs to Ashford Inc. are reasonable, and the analysis resulted in the following allocations:

•                  Salaries and benefits, which includes both cash salaries and benefits, non-cash deferred compensation and non-cash equity-based compensation, were allocated 100% to Ashford Inc., even though management believes that the non-cash equity based compensation will be reduced significantly after the separation and distribution.  All such expenses were allocated to Ashford Inc. because these expenses have historically been incurred by the asset management business of Ashford Trust.

•                  General and administrative expenses, which include employee related costs (i.e. travel, recruiting, seminars, dues and subscriptions), office expenses, and non-employee stock-based compensation, were allocated 100% to Ashford Inc. as management believes these costs were directly incurred by Ashford Trust in connection with its asset management business and will be ongoing costs of Ashford Inc.  Audit fees were allocated to Ashford Inc. at 5% of Ashford Trust’s total audit fees based on management’s estimate of the audit costs incurred to audit the activities of Ashford Trust’s asset management business as compared to the audit costs incurred to audit the properties owned by Ashford Trust.

•                  Other corporate expenses of Ashford Trust, which include legal, professional and public company costs, were not included in the carve-out as these costs did not relate to Ashford Trust’s asset management business but rather are costs related to activities associated with Ashford Trust’s hotel operations or costs related to Ashford Trust being a public company.

Additionally, management revised the pro forma financial information for the three months ended March 31, 2014 and the year ended December 31, 2014 to include revenue which represents advisory services revenue earned from Ashford Trust associated with equity awards granted by Ashford Trust to employees of Ashford Inc. for services provided to Ashford Trust in connection with the advisory agreement between Ashford Inc. and Ashford Trust. The adjustment represents the allocated equity-based compensation included in salaries and benefits.  By reflecting the associated equity-based compensation as both revenue and expense the financial statements reflect the complete compensation earned by Ashford Inc.’s employees while not reflecting a significant net loss that is inconsistent with the expected results of operations subsequent to the separation and distribution.

Our Initial Advisory Agreements, page 45

7.                                      Please update your disclosure in this section to briefly highlight the provisions of your advisory agreement impacted by amendment.

A subsection titled “Amendment” has been added to the “Our Business — Our Initial Advisory Agreements” section on page 55 to provide the additional disclosure requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

8.                                      We note that the Pro Forma Combined Statement of Operations on page 64 reflects a pro forma net loss of approximately $21 million for the year ended December 31, 2013. We also note your expectation of annual salaries and benefits after the spin-off. Please explain to us in more detail how you determined the terms of the advisory agreements particularly given the pro forma loss. In this regard, we note your disclosure on page 27 that as a result of conflicts of interest, the terms of these agreements, including fees, may not be as favorable to you as an arm’s-length agreement. With a view towards disclosure, please elaborate and tell us your expectations regarding whether the company will operate at a net loss in the future.

As more thoroughly discussed in the response to comment 6 above, management revised the pro forma financial information for the three months ended March 31, 2014 and the year ended December 31, 2014 to include revenue which represents advisory services revenue earned from Ashford Trust associated with equity awards granted by Ashford Trust to employees of Ashford Inc. for services provided to Ashford Trust in connection with the advisory agreement between Ashford Inc. and Ashford Trust.

Management of Ashford Inc. and Ashford Trust established the terms of the advisory agreements following a review of other advisory agreements.  An effort was made to structure an agreement that would fairly compensate the advisor for its duties, at a level consistent with other internally-advised REITs, while also providing high alignment with shareholders of the companies to be advised by Ashford Inc.

Unaudited Pro Forma Combined Financial Statements

3.  Adjustments to Pro Forma Combined Consolidated Statements of Operations, page F-6

9.                                      We note your response to comment 17 of our letter dated May 8, 2014. Please provide further details of the analysis performed by Ashford Trust’s advisor to calculate the total market capitalization (TMC) of Ashford Inc. Please describe the method used, including a discussion of the significant assumptions made in the analysis. We may have further comment. Also, expand your footnote disclosure to quantify the pro forma minimum base fee for each period presented and include a sensitivity analysis for changes in significant inputs to your estimates.

As noted in footnote (CC) to the Unaudited Pro Forma Combined Financial Statements on page F-7, the total market capitalization used in the pro forma financial statements was based on management review of market data and a limited analysis by a financial advisor, taking into account net income multiples after tax, together with liquidity, operating history and anticipated market capitalization.  Also, as noted, Ashford Trust will obtain a third party independent financial analysis prior to the separation and distribution and will adjust the disclosure, including pro forma information, as necessary to reflect the third-party valuation.  We have included a new section titled “Valuation Opinion of Ashford Trust’s Financial Advisor” under the heading “Our Separation from Ashford Trust” on page 39.  After the third-party advisor is selected and engaged, we will expand this section to include the following information:

•                  The name of the financial advisor providing the valuation analysis;

•                  The qualification of the financial advisor;

•                  Any material relationship that existed during the past two years and related compensation between the financial advisor and Ashford Inc., Ashford Trust or their affiliates;

•                  The party determining the consideration to be paid;

•                  A summary of the valuation, including the procedures followed, the findings and recommendations, the bases and for and methods of arriving at such findings; and

•                  Instructions provided by Ashford Trust to such financial advisor, as well as any limitations on the scope of the appraisal.

In light of this anticipated additional disclosure and the probable deletion of the reference to the limited analysis by a financial advisor, we have deferred addressing the first portion of this comment, and we acknowledge that you may have further comment after reviewing the additional disclosure to be included after a financial advisor has been engaged to perform the valuation analysis.

We note that the minimum base fee calculation for Ashford Trust has been revised substantially, as disclosed in “Our Business  Our Initial Advisory Agreements  Fees and Expenses” on page 52.  As revised, the minimum base fee cannot be reduced below the pro forma amount used as the base fee for the initial partial fiscal quarter and the next four full fiscal quarters following the separation and distribution.  Given this revision, no significant changes to the inputs are supportable and a sensitivity analysis would not be meaningful.

* * *

Ashford has authorized the undersigned to acknowledge, on behalf of the company, that, in connection with this response:

•                  Ashford is responsible for the adequacy and accuracy of the disclosure in its Registration Statement on Form 10 (001-36400);

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•                  Ashford may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For further clarity, please see Exhibit A, in which Ashford has directly made the acknowledgments noted above.  We respectfully submit the foregoing for your consideration in response to your comment letter dated June 6, 2014.  If you have any further questions concerning this filing, please contact me at (214) 659-4461.

Sincerely,

/s/ Muriel C. McFarling
Muriel C. McFarling

cc:                                David A. Brooks
Deric S. Eubanks
Mark Nunneley

Exhibit A

July 2, 2014

Jerard Butler

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C.  20549-1090

Re:                              Ashford Inc.

Amendment No. 1 to Registration Statement on Form 10-12(b)

Filed May 14, 2014

File No. 001-36400

Dear Mr. Butler:

In response to the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated June 6, 2014, in connection with the above-captioned Registration Statement on Form 10 (001-36400) (the “Registration Statement”) of Ashford Inc. (“Ashford”), Ashford Inc. hereby acknowledges that:

•                  Ashford Inc. is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•                  Ashford Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact our counsel, Muriel McFarling, at (214) 659-4461.

Very truly yours,

/s/ David A. Brooks
David A. Brooks
Chief Operating Officer and General Counsel